Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes. The discussion and analysis below present our historical results as of and for the periods ended on, the dates indicated. Some of the information contained in this discussion and analysis are forward-looking statements that involve risks and uncertainties.

Overview

We are an offshore holding company incorporated in Cayman Islands, conducting our operation in the People’s Republic of China (“PRC”) through our subsidiaries, the variable interest entities (the “VIEs”), and the VIEs’ subsidiaries (collectively, the “YSX Operating Companies”). We are the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP, through our agreements with the VIEs dated December 31, 2022 (the “VIE Agreements”). We do not own equity interest in the VIEs and their subsidiaries. Our corporate structure is subject to risks relating to the VIE structure. If the PRC government finds the VIE Agreements non-compliant with the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs and their subsidiaries or forfeit our rights under the contractual arrangements. We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could materially affect our business operations, and in certain circumstances, may significantly limit or completely hinder our ability to offer or continue to offer the Class A ordinary shares, which might further cause our Class A ordinary shares to significantly decline in value or become worthless.

We, through the YSX Operating Companies, provide comprehensive business solutions to enterprise customers, mainly insurance companies and brokerages in China. Based on the in-depth knowledge of the Chinese insurance industry accumulated from years of servicing enterprise customers, the YSX Operating Companies specialize in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services.

Built upon the proprietary industry knowledge, the YSX Operating Companies are committed to working with clients to understand their needs and challenges and offering suitable services to help them meet their respective goals.

Our organization

YSX Cayman was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 9, 2022.

YSX Cayman owns 100% of the equity interests of YSX (HK) Holding Co., Limited (“YSX HK”), a limited liability company formed under the laws of Hong Kong on November 29, 2022.

On December 30, 2022, Yishengxin (Guangzhou) International Holding Co., Ltd. (“WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of YSX HK.

YSX Cayman, YSX HK, and WFOE are currently not engaging in any active business operations and merely act as holding companies.

Prior to the reorganization described below, the Company’s business was operated by the following entities: (1) Xinjiang Yishengxin Network Technology Co., Ltd. (“Xinjiang YSX”), formed in Xinjiang Uygur Autonomous Region of China on July 16, 2015. Xinjiang YSX has three 100% controlled subsidiaries including Xinjiang Yishengxin Chuangzhan Technology Co., Ltd. (“Chuangzhan”), formed in Guangzhou city of China on July 2, 2017, Xinjiang Agilent Information Technology Co., Ltd. (“Anjielun”), formed in Kashi city of Xinjiang Uygur Autonomous Region of China on June 27, 2016, and Guangzhou Yishengxin Network Technology Co., Ltd. (“YSX Network”), formed in Guangzhou city on July 12, 2019. Xinjiang YSX also has a branch company, Xinjiang Yishengxin Network Technology Co., Ltd. Guangzhou branch (“Guangzhou YSX”), organized under the laws of the PRC on December 9, 2015; and (2) Guangzhou Xihang Information Technology Co., Ltd. (“Xihang”), formed in Guangzhou city of China on August 4, 2011. Xinjiang YSX, Guangzhou YSX, YSX Network, Chuangzhan, Anjielun, and Xihang were all formed as limited companies pursuant to PRC laws to provide auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services to customers in the PRC, and are collectively referred to as the “YSX Operating Companies” and Xinjiang YSX and Xihang are collectively referred to as the variable interest entities (the “VIEs”).

Reorganization

A reorganization of our legal structure (the “Reorganization”) was completed on December 31, 2022. The Reorganization involved the formation of YSX Cayman, YSX HK, and WFOE, and certain contractual arrangements were entered into among WFOE the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of YSX HK, WFOE, and the YSX Operating Companies.

On December 31, 2022, WFOE entered into a series of contractual arrangements with the YSX Operating Companies. These agreements include Exclusive Business Cooperation and Service Agreements, Share Disposal and Exclusive Option to Purchase Agreements, Equity Interest Pledge Agreements, Proxy Agreements, and Spousal Consent (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to YSX Operating Companies consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of YSX Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of YSX Operating Companies, for accounting purposes. We believe that YSX Operating Companies should be treated as variable interest entities under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation, and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs, and the subsidiaries of the VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

Our revenue increased by $6,897,434, or 20.2%, from $34,094,368 for the six months ended September 30, 2024 to $40,991,804 for the six months ended September 30, 2025.

The following tables illustrate the amount and percentage of our revenue by service type for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Revenue from auto insurance aftermarket value-added services	$39,350,669	96.0%	$28,210,396	82.7%	$11,140,273	39.5%
Revenue from other scenario-based customized services	1,600,215	3.9%	5,579,468	16.4%	(3,979,253)	(71.3)%
Revenue from software development and information technology services	40,920	0.1%	304,504	0.9%	(263,584)	(86.6)%
Total revenue	$40,991,804	100.0%	$34,094,368	100.0%	$6,897,434	20.2%

The following tables illustrate the amount and percentage of our revenue by customer types for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Revenue from third-party customers	$29,263,334	71.4%	$24,747,746	72.6%	$4,515,588	18.2%
Revenue from related party customers	11,728,470	28.6%	9,346,622	27.4%	2,381,848	25.5%
Total revenue	$40,991,804	100.0%	$34,094,368	100.0%	$6,897,436	20.2%

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The YSX Operating Companies’ Ability to Establish and Retain Long Term Strategic Relationship with Insurance Companies and Brokerages

The YSX Operating Companies provide substantial services to insurance companies and brokerages, including some of the top brand-name insurance companies and brokerages. Maintaining good relationships with these insurance companies and brokerages and procuring auto insurance aftermarket value-added insurance services from them on favorable terms are important to the growth of our business. However, there can be no assurance that the currently partnered insurance companies and brokerages with the YSX Operating Companies will continue to outsource auto insurance aftermarket value-added services to the YSX Operating Companies on terms acceptable, or that the YSX Operating Companies will be able to establish new or extend current business relationships to ensure a steady supply of auto insurance aftermarket value-added services in a timely and cost-efficient manner. If the YSX Operating Companies are unable to develop and maintain good relationships with insurance companies and brokerage clients, the YSX Operating Companies may not be able to offer auto insurance aftermarket value-added services to customers, or to offer them in sufficient quantities and at acceptable prices. In addition, if partnered insurance companies and brokerages cease to provide the YSX Operating Companies with favorable pricing or payment terms, the YSX Operating Companies’ working capital requirements may increase and their operations may be materially and adversely affected. Any deterioration in the YSX Operating Companies’ relationship with major insurance companies and brokerages, or a failure to timely resolve disputes with or complaints from major partnered insurance companies and brokerages, could materially and adversely affect our business, prospects and results of operations.

The YSX Operating Companies’ Ability to Control Costs and Expenses and Improve Their Operating Efficiency

Our business growth is dependent on the YSX Operating Companies’ ability to improve their operating efficiency, which is determined by their abilities to monitor and adjust costs and expenses. Specifically, the YSX Operating Companies’ ability to monitor and adjust staffing costs (including payroll and employee benefit expenses) and administrative expenses is essential to the success of our business. As we expand our business, if the YSX Operating Companies enter into more service agreements with insurance companies and brokerages for auto insurance aftermarket value-added services, or with more customers for scenario-based customized services and software development and information technology services, the staffing costs of the YSX Operating Companies are likely to rise. If the staffing costs and administrative expenses exceed the estimated budget and the YSX Operating Companies are unable to increase the revenue as expected, their operational efficiency might decrease, having an adverse impact on our business, results of operation, and financial condition.

The YSX Operating Companies’ Ability to Compete Successfully

The insurance service market in China is intensely competitive. The YSX Operating Companies face competition from larger companies, many of which possess significant brand recognition, sales volume and customer bases. Some of the current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of the competitors or new entrants may be acquired by, receive investment from, or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. The YSX Operating Companies’ failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. Potential conflicts in relation to territorial disputes among Asian countries, if any, may worsen the relationship between the affected countries. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations”.

Net Revenue

Our net revenue is driven by changes in the mix of services provided to customers, service volume, average price charged for services rendered and number of customers for our services.

	For the six months ended September 30,
				% of
				increase
	2025	2024	Variances	(decrease)

Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,823,803	$1,391,642	$432,161	31.1%
Vehicle driving risk screening services	35,727,550	25,390,818	10,336,732	40.7%
Substitute driver and rescuing services	394,210	555,737	(161,527)	(29.1)%
Vehicle maintenance and other value-added services	1,405,106	872,199	532,907	61.1%
Total revenue from value-added services	39,350,669	28,210,396	11,140,273	39.5%

Revenue from other scenario-based customized services	1,600,215	5,579,468	(3,979,253)	(71.3)%

Revenue from software development and information technology services	40,920	304,504	(263,584)	(86.6)%
Total revenue	$40,991,804	$34,094,368	$6,897,436	20.2%

Number of value-added services performed (service volume)
Vehicle safety inspection and check services	128,233	77,123	51,110	66.3%
Vehicle driving risk screening services	2,722,241	1,932,767	789,474	40.8%
Substitute driver and rescuing services	28,167	27,218	949	3.5%
Vehicle maintenance services	119,940	62,377	57,563	92.3%
Total number of value-added services performed (service volume)	2,998,581	2,099,485	899,096	42.8%

Number of insurance companies and brokerages for value-added services	17	25	(8)	(32.0)%
Number of customers for scenario-based customized services	5	17	(12)	(70.6)%
Number of customers for software development and information technology services	1	7	(6)	(85.7)%
Total number of customers	23	49	(26)	(53.1)%

Average price for value-added services	$13.1	$13.4	$(0.3)	(2.3)%
Average price charged to customers for scenario-based customized services	$320,043	$328,204	$(8,161)	(2.5)%
Average price charged to customers for software development and information technology services	$40,920	$43,501	$(2,581)	(5.9)%

For the six months ended September 30, 2025 and 2024, our revenue generated from providing auto insurance aftermarket value-added services to auto insurance policy holders on behalf of insurance companies and brokerages accounted for 96.0% and 82.7% of our total revenue, respectively, while revenue from providing other scenario-based customized services to customers accounted for 3.9% and 16.4% of our total revenue, respectively, and revenue from providing software development and information technology services to customers accounted for 0.1% and 0.9% of our total revenue, respectively.

Our total revenue increased by approximately $6.9 million, or 20.2%, when comparing the six months ended September 30, 2025 to the six months ended September 30, 2024, primarily due to the YSX Operating Companies having obtained more service contracts from various insurance companies and brokerages. Pursuant to such service contracts, the YSX Operating Companies provide the following value-added services to their vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescue services (such as arranging designated drivers to drive alcohol drinkers home safely, car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The total service volume for the above mentioned auto insurance aftermarket value-added services increased by approximately 899,096 service calls, or 42.8%, from approximately 2.1 million service calls in the six months ended September 30, 2024 to approximately 3.0 million service calls in the six months ended September 30, 2025.

Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.0 million, or 71.3%, from approximately $5.6 million in the six months ended September 30, 2024 to approximately $1.6 million in the six months ended September 30, 2025. The decrease in our revenue from other scenario-based customized services was driven by a decrease in number of customers of our services from 17 customers for the six months ended September 30, 2024 to five customers for the six months ended September 30, 2025. In addition, the average service price the YSX Operating Companies charged customers for such services decreased by approximately 2.5%, from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Our revenue from providing software development and information technology services to customers decreased by approximately $0.3 million, or 86.6%, from approximately $0.3 million for the six months ended September 30, 2024 to approximately $0.04 million for the six months ended September 30, 2025, primarily because the average service price we charged customers for such services decreased by approximately $2,581, or 5.9%, from $43,501 for the six months ended September 30, 2024 to $40,920 for the six months ended September 30, 2025. In addition, the number of customers for such services decreased from seven customers for the six months ended September 30, 2024 to one customer for six months ended September 30, 2025.

Gross Profit

Gross profit is equal to net revenue minus cost of revenue. Our cost of revenue primarily includes subcontractor costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue generally changes as affected by factors including the availability of the external vendors to perform certain auto insurance aftermarket value-added services we outsource to them, subcontractor costs, service volume and service mix changes. Our cost of revenue accounted for 90.3% and 89.4% of our total revenue for the six months ended September 30. 2025 and 2024, respectively. We expect our cost of revenue to increase as we further expand our operations in the foreseeable future.

Our gross margin was 9.7% for the six months ended September 30, 2025, a decrease by 0.9% from the gross margin of 10.6% in the six months ended September 30, 2024. Our gross profit and gross margin are affected by sales of different service mix during each reporting period. Our gross margin increases when more revenue comes from our service offerings with lower costs and higher margin, while our gross margin decreases when more revenue comes from service offering with higher costs and lower margin. In the six months ended September 30, 2025, we earned more revenue from value-added services with higher costs and lower margin. As a result, our total gross profit increased by 10.6%, but gross margin decreased by 0.9% when comparing the six months ended September 30, 2025 to the six months ended September 30, 2024.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to the YSX Operating Companies’ sales personnel, office rental expense, business travel, meals and entertainment expenses, and other sales and marketing activity-related expenses. Our selling expenses accounted for 0.1% and 0.2% of our total revenue for the six months ended September 30, 2025 and 2024, respectively.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, rent expense, office supply and utility expenses, and professional service expenses. General and administrative expenses were 2.2% and 3.1% of our revenue for the six months ended September 30, 2025 and 2024, respectively. In terms of dollar amount, our total general and administrative expenses decreased by $174,484, or 16.4%, for the six months ended September 30, 2025 compared to the six months ended September 30, 2024, and the decrease was largely due to the decreased professional and consulting expenses. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The YSX Operating Companies conduct research and development activities in order to provide software development and information technology services to help customers to optimize their IT software and applications. The research and development expenses primarily consist of salaries, welfare and insurance expenses paid to employees involved in the research and development activities, office rental expenses and other miscellaneous expenses. Research and development expenses were 0.3% and 0.3% of our revenue for the six months ended September 30, 2025 and 2024, respectively. As the YSX Operating Companies continue to enhance their ability to provide more friendly services to satisfy customer demand, we expect the research and development expenses to continue to increase in the foreseeable future.

Results of Operations

The following table summarizes our operating results as reflected in our statements of income during the six months ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended September 30,
	2025		2024		Variances
	Amount	%	Amount	%	Amount	%

Revenue
Revenue from third-party customers	$29,263,334	71.4%	$24,747,746	72.6%	$4,515,588	18.2%
Revenue from related party customers	11,728,470	28.6%	9,346,622	27.4%	2,381,848	25.5%
Total revenue	40,991,804	100.0%	34,094,368	100.0%	6,897,436	20.2%
Cost pf revenue	$37,010,330	90.3%	30,493,854	89.4%	6,516,476	21.4%
Gross profit	3,981,474	9.7%	3,600,514	10.6%	380,960	10.6%

Operating expenses:
Selling expenses	58,604	0.1%	66,471	0.2%	(7,867)	(11.8)%
General and administrative expenses	889,714	2.2%	1,064,198	3.1%	(174,484)	(16.4)%
Research and development expenses	119,339	0.3%	113,652	0.3%	5,687	5.0%
Total operating expenses	1,067,657	2.6%	1,244,321	3.6%	(176,664)	(14.2)%

Income from operations	2,913,817	7.1%	2,356,193	6.9%	557,624	23.7%

Other income (expenses)
Interest expense	(114,206)	(0.3)%	(62,438)	(0.2)%	(51,768)	82.9%
Interest income	195	0.0%	654	0.0%	(459)	(70.2)%
Investment income	—	0.0%	20,282	0.1%	(20,282)	(100.0)%
Other income	452,162	1.1%	64,598	0.2%	387,564	600.0%
Other non-operating expenses	(66,239)	(0.2)%	(17,393)	(0.1)%	(48,846)	280.8%
Total other income (expense), net	271,912	0.7%	5,703	0.0%	266,209	4667.9%

Income before income tax provisions	3,185,729	7.8%	2,361,896	6.9%	823,833	34.9%

Income tax provision	506,342	1.2%	434,701	1.3%	71,641	16.5%
	15.9%		18.4%
Net income	2,679,387	6.5%	1,927,195	5.7%	$752,192	39.0%

Revenue

Our total revenue increased by $6,897,434, or 20.2%, to $40,991,804 for the six months ended September 30, 2025 from $34,094,368 for the six months ended September 30, 2024. The increase in our revenue was primarily due to an increase in our revenue from value-added services which increased by approximately $11.1 million, or 39.5%, because the YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024.

Our revenue by service type is as follows:

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Revenue from auto insurance aftermarket value-added services	$39,350,669	96.0%	$28,210,396	82.7%	$11,140,273	39.5%
Revenue from other scenario-based customized services	1,600,215	3.9%	5,579,468	16.4%	(3,979,253)	(71.3)%
Revenue from software development and information technology services	40,920	0.1%	304,504	0.9%	(263,584)	(86.6)%
Total revenue	$40,991,804	100.0%	$34,094,368	100.0%	$6,897,434	20.2%

Revenue from Auto Insurance Aftermarket Value-added Services

The YSX Operating Companies obtained auto insurance aftermarket value-added service contracts from insurance companies and brokerages, pursuant to which, the YSX Operating Companies provide the following aftermarket value-added services to their vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspections and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescue services (such as arranging designated drivers to drive alcohol drinkers home safely and car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repaid and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.)

	For the six months ended September 30,
				% of
				increase
	2025	2024	Variances	(decrease)

Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,823,803	$1,391,642	$432,161	31.1%
Vehicle driving risk screening services	35,727,550	25,390,818	10,336,732	40.7%
Substitute driver and rescuing services	394,210	555,737	(161,527)	(29.1)%
Vehicle maintenance and other value-added services	1,405,106	872,199	532,907	61.1%
Total revenue from value-added services	$39,350,669	$28,210,396	$11,140,273	39.5%

Total revenue from auto insurance aftermarket value-added services increased by $11,140,273, or 39.5%, from $28,210,396 for the six months ended September 30, 2024 to $39,350,669 for the six months ended September 30, 2025, primarily due to increased service volume of various value-added services performed by approximately 899,096 service calls, or 42.8%, from 2,099,485 service calls for the six months ended September 30, 2024 to 2,998,581 service calls for the six months ended September 30, 2025.

The volume for vehicle driving risk screening services increased by 789,474 service calls, or 40.8%, and the related service revenue increased by approximately $10.3 million, or 40.7%, for the six months ended September 30, 2025 as compared to the six months ended September 30, 2024. Service volume for safety inspection and check services and vehicle maintenance and repair services also increased by 51,110 service calls and 57,563 service calls, respectively, and related service revenue increased by approximately $0.4 million and approximately $0.5 million, respectively, when comparing the six months ended September 30, 2025 to the six months ended September 30, 2024. In the six months ended September 30 2025, we obtained more service contracts from insurance brokerages, instead of insurance companies, and our service contracts with insurance brokerages require the YSX Operating Companies to provide more vehicle driving risk screening services, safety inspection and check services and vehicle maintenance services to auto insurance policy holders. Due to the change in our service mix during the six months ended September 30, 2025, our revenue from vehicle driving risk screening services, safety inspection and check services and vehicle maintenance services increased, but revenue from substitute driver and rescuing services decreased due to the change in service mix, as compared to the six months ended September 30, 2024.

For the six months ended September 30, 2025 and 2024, the YSX Operating Companies provided an aftermarket value-added service contract to a related party, Dayong, an entity affiliated with Ms. Qian Zeng, one of the shareholders of Xinjiang YSX, and generated revenue of $11,728,470 and $9,346,622, respectively, in such periods. Such revenue accounted for approximately 28.6% of our total revenue for the six months ended September 30, 2025 and accounted for 27.4% of our total revenue for the six months ended September 30, 2024. The auto insurance aftermarket value-added service fees charged to related parties were determined using the same standard we use for our third-party insurance companies and brokerages. As we plan to expand the operations to other geographic areas, we expect to provide more auto insurance aftermarket value-added services to a growing number of third-party insurance companies and brokerages and do not expect to continue to derive a substantial amount of value-added service revenue from related parties in future periods.

Revenue from Other Scenario-based Customized Services

Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.0 million, or 71.3%, from approximately $5.6 million in the six months ended September 30, 2024 to approximately $1.6 million in the six months ended September 30, 2025. For scenario-based customized services, we utilize our sales and marketing team to provide services for insurance companies, brokerages and other enterprise customers, such as customer development, product or services introduction, sales strategy and skills education, to help customers to post their advertisements through various external social media platforms, and to help customers to plan and organize seasonal on-the-ground sales and promotional campaigns at 4S dealer stores, where insurance products and services are sold to targeted consumers or customer designated locations. The decrease in our revenue from other scenario-based customized services was driven by a decrease in number of customers of our services from 17 customers for the six months ended September 30, 2024 to five customers for the six months ended September 30, 2025. In addition, the average service price the YSX Operating Companies charged customers for such services decreased by approximately 2.5%, from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Revenue from Software Development and Information Technology Services

Our revenue from providing software development and information technology services to customers decreased by approximately $0.3 million, or 86.6%, from approximately $304,504 in the six months ended September 30, 2024 to $40,920 in the six months ended September 30, 2025, primarily because the average service price we charged customers for such services decreased by approximately $2,581, or 5.9%, from $43,501 in the six months ended September 30, 2024 to $40,920 in the six months ended September 30, 2025. In addition, the number of customers for such services decreased from seven customers in the six months ended September 30, 2024 to one customer in six months ended September 30, 2025.

Cost of Revenue

Our cost of revenue primarily includes subcontractor costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue is generally affected by factors including the availability of the third-parties vendors to perform certain auto insurance aftermarket value-added services, subcontractor costs, service volume and service mix changes.

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Cost of revenue from auto insurance aftermarket value-added services	$35,551,911	96.1%	$25,415,096	83.3%	$10,136,815	39.9%
Cost of revenue from other scenario-based customized services	1,422,688	3.8%	4,841,962	15.9%	(3,419,273)	(70.6)%
Cost of revenue from software development and information technology services	35,731	0.1%	236,796	0.8%	(201,064)	(84.9)%
Total cost of revenue	$37,010,330	100.0%	$30,493,854	100.0%	$6,516,476	21.4%

The following table provides a further breakdown of the components of our cost of revenue for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
				% of
	2025	2024	Variances	variances
Subcontractor costs associated with auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,641,643	$1,255,471	$386,172	30.8%
Vehicle driving risk screening services	32,268,563	22,859,315	9,409,248	41.2%
Designated driver and rescuing services	354,789	500,164	(145,375)	(29.1)%
Vehicle maintenance services	1,151,720	695,961	455,759	65.5%
Subcontractor costs associated with other scenario-based customized services	1,440,558	4,838,961	(3,398,403)	(70.2)%
Subcontractor costs associated with software development and information technology services	17,072	230,384	(213,312)	(92.6)%
Subtotal of subcontractor costs	36,874,345	30,380,256	6,494,089	21.4%
Service management and maintenance costs	109,740	89,019	20,721	23.3%
Labor cost	6,533	6,248	285	4.6%
Sales taxes	19,712	18,331	1,381	7.5%
Total cost of revenue	$37,010,330	$30,493,854	$6,516,476	21.4%

Our cost of revenue primarily consists of subcontractor costs, service management and monitoring costs, labor costs and business taxes. Other overhead costs were immaterial, which was mainly due to the Company’s light-asset business model. We have relatively few capital assets, and we have kept a lean corporate structure to remain flexible and efficient in our operation. We have adopted a strategy to outsource auto insurance aftermarket value-added services to external vendors, who are typically automobile service platforms, dealerships, brick and mortar service and maintenance shops, to perform the value-added services for the insurance policy holders to efficiently work on contracts obtained from insurance companies and brokerages. For the six months ended September 30, 2025 and 2024, more auto insurance aftermarket value-added insurance service tasks were outsourced to external services providers that serve as our sub-contractors providing such services. Our cost of revenue increased by $6,516,476, or 21.4%, from $30,493,854 in the six months ended September 30, 2024 to $37,010,330 in the six months ended September 30, 2025, primarily due to the increased subcontractor costs as a result of the service volume of car wash, car towing, vehicle inspection and maintenance services, etc. increasing by 899,096 service calls, or 42.8%, from the six months ended September 30, 2024 to the six months ended September 30, 2025. As a result of an increase in service volume, we engaged more external vendors to serve as our subcontractors which led to significant increase in our subcontractor costs. However, during the six months ended September 30, 2025, our subcontractor costs associated with providing other scenario-based customized services decreased by approximately $3.4 million, or 70.2%, because the number of our customers for other scenario-based customized services decreased by 70.6% from 17 customers in the six months ended September 30, 2024 to 5 customers in the six months ended September 30, 2025. In addition, our subcontractor costs associated with providing software development and information technology services also decreased by approximately $0.2 million, or 92.6%, because the number of our customers for such services decreased by 85.7% from 7 customers in the six months ended September 30, 2024 to one customer in the six months ended September 30, 2025.

Gross profit

Our gross profit increased by $380,960, or 10.6%, from $3,600,514 in the six months ended September 30, 2024 to $3,981,474 in the six months ended September 30 2025. Our gross margin decreased by 0.9% from 10.6% in the six months ended September 30, 2024 to 9.7% in the six months ended September 30, 2025. Our gross profit and gross margin were affected by changes in average service price we charge our customers for our services, changes in our subcontractor costs with various external vendors who performed our outsourced services, and changes in service volume and different service mix during each reporting period. The increase in our gross profit from the six months ended September 30, 2024 to the six months ended September 30, 2025 was largely due to our increased revenue from providing auto insurance aftermarket value-added services, reflecting a 42.8% increase in service volume, as discussed above.

The decrease in our gross margin was primarily attributable to the decrease in the average service price as the YSX Operating Companies obtained more service contracts from various insurance brokerages paying us lower service fees to perform the value-added services. Our gross profit and gross margin were also affected by different service mixes during each reporting period. In the six months ended September 30, 2025, we earned more revenue from services with higher costs and lower margin than we did in the six months ended September 30, 2024. These factors led to the decrease in our gross margin in the six months ended September 30, 2025.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Total revenue	$40,991,804	100.0%	$34,094,368	100.0%	$6,897,436	20.2%
Operating expenses:
Selling expenses	58,604	0.1%	66,471	0.2%	(7,867)	(11.8)%
General and administrative expenses	889,714	2.2%	1,064,198	3.1%	(174,484)	(16.4)%
Research and development expenses	119,339	0.3%	113,652	0.3%	5,687	5.0%
Total operating expenses	$1,067,657	2.6%	$1,244,321	3.6%	$(176,664)	(14.2)%

Selling expenses

Our selling expenses primarily include salary and employee benefit expenses paid to our sales personnel, office rental expense, business travel, meals and entertainment expense and other sales promotion and marketing activities related expenses.

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$45,767	78.1%	$53,917	81.1%	$(8,150)	(15.1)%
Office rental expense	12,837	21.9%	12,554	18.9%	283	2.3%
Total selling expenses	$58,604	100.0%	$66,471	100.0%	$(7,867)	(11.8)%

Our selling expenses decreased by $7,867, or 11.8%, from $66,471 in the six months ended September 30, 2024 to $58,604 for the six months ended September 30, 2025, primarily attributable to the decrease in salary, employee benefit, and sales commission paid to our sales personnel by $8,150, or 15.1%, from $53,917 in the six months ended September 30, 2024 to $45,767 in the six months ended September 30, 2025. As a percentage of revenue, selling expenses were 0.1% and 0.2% of our total revenue for the six months ended September 30, 2025 and 2024, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, bad debt expenses, depreciation and amortization, rent expenses, office supply and utility expenses and professional service and consulting expenses.

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$224,213	25.2%	$180,933	17.0%	$43,280	23.9%
Professional and consulting expenses	299,086	33.6%	463,775	43.6%	(164,689)	(35.5)%
Bad debt recovery (expenses)	192,977	21.7%	286,081	26.9%	(93,104)	(32.5)%
Rent and property management expense	53,092	6.0%	48,123	4.5%	4,969	10.3%
Depreciation and amortization expenses	7,737	0.9%	4,097	0.4%	3,640	88.8%
Office expenses	65,353	7.3%	17,344	1.6%	48,009	276.8%
Entertainment and transportation expenses	39,888	4.5%	59,726	5.6%	(19,838)	(33.2)%
Other expenses	7,368	0.8%	4,119	0.4%	3,249	78.9%
Total general and administrative expenses	$889,714	100.0%	$1,064,198	100.0%	$(174,484)	(16.4)%

Our general and administrative expenses decreased by $174,484, or 16.4%, from $1,064,198 in the six months ended September 30, 2024 to $889,714 in the six months ended September 30, 2025, primarily attributable to (i) our professional and consulting service fees that decreased significantly by $164,689, or approximately 35.5%, from $463,775 in the six months ended September 30, 2024 to $299,086 in the six months ended September 30, 2025, because of the decreased professional expenses we paid to third-party professionals for business strategy and planning purposes after we completed the IPO; (ii) our salaries, welfare expenses and insurance expenses paid to administrative employees increased by $43,280, or 23.9%, because the number of our administrative employees increased in the six months ended September 30, 2025, which led to an increase in our salary and employee benefit expenses in the six months ended September 30, 2025; and (iii) the amount of bad debt expenses decreased by $93,104, or 32.5%, from $286,081 of net bad debt expenses in six months ended September 30, 2024 to $192,977 of net bad debt expenses in the six months ended September 30, 2025, due to the collection of accounts receivable from customers. Our office expenses increased by $48,009, or 276.8%, from $17,344 in the six months ended September 30, 2024 to $65,353 in the six months ended September 30, 2025 and our rent expense increased by $4,969, primarily due to the relocation of our office to a new location with larger office space. The overall decrease in our general and administrative expenses in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024 reflected the above-mentioned factors combined. As a percentage of revenue, general and administrative expenses were 2.2% and 3.1% of our revenue for the six months ended September 30, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities associated with our IT platform, rent expenses, and other miscellaneous expenses.

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Salary and welfare expenses	$98,559	82.6%	$93,045	81.9%	$5,514	5.9%
Rent expenses	20,061	16.8%	20,267	17.8%	(206)	(1.0)%
Other expenses	719	0.6%	340	0.3%	379	111.6%
Total research and development expenses	$119,339	100.0%	$113,652	100.0%	$5,687	5.0%

Our research and development activities primarily related to software development in order to provide IT solutions to help customers to optimize their data management system and mobile app. Research and development expenses increased by $5,687, or 5.0%, from $113,652 for the six months ended September 30, 2024 to $119,339 for the six months ended September 30, 2025. As a percentage of revenue, research and development expenses were 0.3% and 0.3% of our revenue for the six months ended September 30, 2025 and 2024, respectively.

Other income (expenses), net

Other income (expenses) primarily included interest income, interest expenses, investment income, and other non-operating income or expenses.

	For the six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Interest expense	$(114,206)	(42.0)%	$(62,438)	(1094.8)%	$(51,768)	82.9%
Interest income	195	0.1%	654	11.5%	(459)	(70.2)%
Investment income	—	0.0%	20,282	355.6%	(20,282)	(100.0)%
Other income	452,162	166.3%	64,598	1132.7%	387,564	600.0%
Other non-operating expenses	(66,239)	(24.4)%	(17,393)	(305.0)%	(48,846)	280.8%
Total other income, net	$271,912	100.0%	$5,703	100.0%	$266,209	4667.9%

Total net other income increased by $266,209, from net other income of $5,703 in the six months ended September 30, 2024 to net other income of $271,912 in the six months ended September 30, 2025. The increase was mainly due to (i) interest expense, which increased by $51,768, or 82.9%, from $62,438 in the six months ended September 30, 2024 to $114,206 in the six months ended September 30, 2025, mainly due to an increase in the total debt borrowing balance as of September 30, 2025 as compared to the same period of 2024; (ii)  our investment income decreased by $20,282 or 100% because we fully redeemed our short-term investment during the fiscal year ended March 31, 2025 and we did not have such investment to generate investment income during the six months ended September 30, 2025; and (iii) other income increased by $387,564, or 600.0%, from other income of $64,598 in the six months ended September 30, 2024 to $452,162 in the six months ended September 30, 2025. The increase was primarily due to recognizing a service payable of approximately RMB3.2 million (approximately $440,804) as other income when the service provider waived the payment due from the Company in the six months ended September 30, 2025.

The overall increase in our net other income (expenses) from the six months ended September 30, 2024 to the six months ended September 30, 2025 reflected the above factors.

Provision for Income Taxes

Our income tax provision increased by $71,641, or 16.5%, from $434,701 in the six months ended September 30, 2024 to $506,342 in the six months ended September 30, 2025, primarily due to our decreased taxable income. Our effective income tax rate was 15.9% and 18.4% for the six months ended September 30, 2025 and 2024, respectively. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entity Xinjiang YSX and its subsidiaries, Anjielun and Chuangzhan, are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economic development. As a result, Xinjiang YSX was entitled to income tax exemption from 2015 to 2020 and then subject to 15% income tax rate starting from January 2021. Anjielun was entitled to income tax exemption from 2018 to 2022 and then subject to 10% income tax rate since January 2023, and Chuangzhan was entitled to income tax exemption from 2021 to 2025 and will be subject to 15% income tax rate starting from January 2026. Xinjiang YSX’s subsidiary, YSX Network, is located in Guangzhou city of Guangdong province as a general taxpayer and is subject to 25% income tax rate. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The Company’s other VIE, Xihang, was approved as a HNTE on December 20, 2021 and was entitled to a reduced income tax rate of 15% with a term of three years. Xihang filed an application with the local tax authority in December 2024 to renew its HNTE certificate, which was approved in December 2025. As a result of the above, the Company’s corporate income taxes for the six months ended September 30, 2025 and 2024 were reported at a blended reduced rate. The impact of the tax holidays and exemptions noted above decreased the PRC corporate income taxes by $290,090 and $155,773 for the six months ended September 30, 2025 and 2024, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.01 and $0.01 for the six months ended September 30, 2025 and 2024, respectively.

Net Income

As a result of the foregoing, we reported a net income of $2,679,387 for the six months ended September 30, 2025, representing a $752,192 increase from the net income of $1,927,195 for the six months ended September 30, 2024.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of September 30, 2024. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of the VIEs. The ability of our PRC subsidiary and the VIEs to transfer funds to us in the form of loans or advances or cash dividends is materially restricted by regulatory provisions in accordance with laws and regulations in the PRC. Our ability to pay dividends is primarily dependent on our receiving distributions of funds from our PRC subsidiary and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE, the VIEs and the subsidiaries of the VIEs (collectively “YSX PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

As of September 30, 2025, there were no cash transfers among our Cayman Islands holding company and our subsidiary and the VIEs in the PRC in terms of loans or advances or cash dividends. Funds were transferred among the VIEs and their subsidiaries, or YSX PRC Entities, as intercompany loans, and used for working capital purposes and amounted to approximately $4.9 million and approximately $2.6 million during the six months ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, we had $319,103 in cash and cash equivalents on hand as compared to $7,105,085 as of March 31, 2025.

We also had $26,060,151 in net accounts receivable from third-party customers and accounts receivable of $9,517,048 from related party customers. Our accounts receivable primarily included balances due from customers (including insurance companies and brokerages and other customers) for our services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Approximately 28.1% of the September 30, 2025 and 67.5% of the March 31, 2025 accounts receivable balance has been collected:

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	September 30, 2025	collection as of November 30, 2025	collection as of November 30, 2025
Less than 6 months	$23,598,869	$5,951,392	25.2%
From 7 to 9 months	2,682,365	1,600,598	59.7%
From 10 to 12 months	18,729	—	0.0%
Over 1 year	621,305	3	0.0%
Total gross accounts receivable	$26,921,268	$7,551,993	28.1%

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	March 31, 2025	collection	collection
Less than 6 months	$17,650,236	$12,331,018	69.9%
From 7 to 9 months	18,586	—	0.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	590,927	—	0.0%
Total gross accounts receivable	$18,259,749	$12,331,018	67.5%

As of September 30, 2025, we had accounts receivable from related party customers of $9,517,048. Approximately 17.1% of the September 30, 2025 accounts receivable from related parties were collected by November 30, 2025.

As of September 30, 2025 and March 31, 2025, we had advances to vendors of $9,007,720 and $9,400,197, respectively. Advance to vendors represents the balance paid to various vendors for performing the car wash, car towing and car inspection services that the Company outsources to them, and such services have not been completed as of the balance sheet dates. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2025 and March 31, 2025, there was no allowance recorded, as the Company considers all of the advance to vendors balance fully realizable. The March 31, 2025 advance to vendors balance has been fully realized. For the balance as of September 30, 2025, approximately $5.0 million or 55.3% of advances to vendors balance has been realized subsequently when the vendors have rendered the value-added services for the Company.

The balance due from a related party was $717,836 as of September 30, 2025. Such advance was non-interest bearing and due on demand. The September 30, 2025 amount due from a related party balance was fully collected by January 2026.

As of September 30, 2025 we had outstanding accounts payable of $3,669,874 representing a balance due to suppliers for outsourcing services. We also had outstanding debt of approximately $6.9 million borrowed from PRC financial institutions and a related party as working capital (including short-term loans of $4,743,644, current portion of long-term loans of $98,328, and long-term bank loans of $2,107,038). We expect that we will be able to renew all of our existing bank loans or loans payable upon their maturity based on past experience and our good credit history.

As of September 30, 2025, we had taxes payable of $3,947,648, due to our increased taxable income.

The balance due to related parties was $173,712 as of September 30, 2025. Such advance was non-interest bearing and due on demand.

As of September 30, 2025, our working capital balance amounted to approximately $32.4 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of our unaudited condensed consolidated financial statements are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended
	September 30,
	2025	2024
Net cash used in operating activities	$(7,712,857)	$(688,641)
Net cash provided by (used in) investing activities	—	1,681,833
Net cash (used in) provided by financing activities	864,790	(3,500)
Effect of exchange rate change on cash	62,085	171,434
Net increase (decrease) in cash	(6,785,982)	1,161,126
Cash, beginning of period	7,105,085	4,283,794
Cash, end of period	$319,103	$5,444,920

Operating Activities

Net cash used in operating activities was $7,712,857 for the six months ended September 30, 2025, which primarily consisted of the following:

●	Net income of $2,679,387 for the six months ended September 30, 2025;
●	An increase in accounts receivable from third-party customers of $8,221,825 and an increase in accounts receivable from related party customers of $3,989,446. Approximately 28.1% of the September 30, 2025 accounts receivable balance from third-party customers has been collected and approximately 17.1% of the accounts receivable from related party customers has been collected, with the remaining balance expected to be collected by March 2026;
●	A decrease in advances to vendors of $568,322 because such advances to vendors balance has been realized when the vendors have rendered the value-added services for the Company;
●	An increase in accounts payable of $1,353,823 from third-party suppliers, and we have not received the invoices from the suppliers and have not settled the payment to suppliers as of the balance sheet date; and
●	An increase in taxes payable of $603,077 primarily due to our increased taxable income.

Net cash used in operating activities amounted to $688,641 for the six months ended September 30, 2024, which primarily consisted of the following:

●	Net income of $1,927,195 for the six months ended September 30, 2024;
●	An increase in accounts receivable from third-party customers of $673,890 and an increase in accounts receivable from related party customers of $1,042,282. Approximately 63.2% of the September 30, 2024 accounts receivable has been collected and the remaining balance was expected to be collected by March 2025. Approximately 99.5% of the September 30, 2024 accounts receivable from related parties balance has been subsequently collected;
●	An increase in advance to vendors of $2,271,580 because the increased payment to various vendors for performing the car wash, car towing, and car maintenance services during the six months ended September 30, 2024. The March 31, 2024 outstanding balances of advances to vendors has been realized when our outsourced services have been performed by these vendors. For the balance as of September 30, 2024, approximately $10.7 million, or 99.9%, of advances to vendors balance has been realized subsequently when the vendors rendered the value-added services for the Company;
●	An increase in accounts payable of $268,842 from third-party suppliers, because we had not received the invoice from suppliers and had not settled such amount with suppliers as of the balance sheet date; and
●	An increase in taxes payable of $443,494 due to increased taxable income.

Investing Activities

There was no cash used in investing activities for the six months ended September 30, 2025.

Net cash provided by investing activities amounted to $1,681,833 for the six months ended September 30, 2024, primarily consisting of (i) purchase of fixed assets of 1,474; and (ii) proceeds upon maturity of short-term investment of $1,683,307.

Financing Activities

Net cash provided by financing activities amounted to $864,790 for the six months ended September 30, 2025, primarily consisting of proceeds from short-term bank loans of $973,047, repayment of short-term bank loans of $446,211, proceeds from long-term bank loans of $834,040, repayment of long-term bank loans of $528,225, and proceeds from borrowings from related parties of $32,139.

Net cash used in financing activities amounted to $3,500 for the six months ended September 30, 2024, primarily consisting of proceeds from short-term bank loans of $1,943,743, repayment of short-term bank loans of $1,917,363, repayment of long-term bank loans of $69,419, repayment of a related party long-term loan of $69,419, proceeds from borrowings from related parties of $141,000, and payment for costs of $32,042 in connection with our IPO.

Commitments and Contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended September 30, 2025 and 2024, we did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on our unaudited condensed consolidated financial position, results of operations and cash flows.

As of September 30, 2025, we had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years
Repayment of short-term loans(1)	$4,743,644	$4,743,644	$—	$—
Repayment of long-term loans(1)	2,205,366	98,328	2,107,038	—
Operating lease obligations(2)	420,354	137,416	151,731	131,207
Total	$7,369,364	$4,979,388	$2,258,769	$131,207

(1)	As of September 30, 2025, we borrowed a total of $6,949,010 in loans from PRC banks and financial institutions for working capital (including short-term loans of $4,743,644, current portion of long-term loans of $98,328, and long-term loan of $2,107,038).
(2)	The Company leases office spaces from third parties under a non-cancelable operating lease. For the six months ended September 30, 2025 and 2024, the Company reported total operating lease expenses of $60,424 and $44,983, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2025:

Amounts
Twelve months ending September 30,
2026	$149,720
2027	83,629
2028	81,688
2029	81,688
2030	61,267

Total lease payments	457,992
Less: imputed interest	(37,638)
Total operating lease liabilities	$420,354

Guarantees

							Amount of
						Financial	bank loans
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of September 30,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2025
Xinjiang YSX	Tanbao Network Technology (Guangzhou) Co., Ltd. (borrower) (1)	Third-party customer of the Company	$1,404,692	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,379,407
Xinjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower) (2)	Third-party customer of the Company	$1,404,692	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,362,551

As of September 30, 2025, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantees of approximately $2.7 million (RMB 19.52 million) for bank loans that two unrelated parties and one related party borrowed from the banks, including:

(1)In connection with a line of credit of RMB9.82 million (approximately $1,379,407) a third-party customer Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”) borrowed from BOC Yuexiu Branch, Xinjiang YSX entered into a guarantee agreement with BOC to provide a credit guarantee of up to RMB10.0 million (approximately US$1,404,692) for the loan that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology began drawing funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB9.82 million (approximately US$1,379,407) as of September 30, 2025.
(2)In connection with a line of credit of RMB9.7 million (approximately $1,362,551) a third-party customer Guangzhou Zhuohang Information Technology Co., Ltd. (“Zhuohang”) borrowed from BOC Yuexiu Branch, Xinjiang YSX entered into a guarantee agreement with BOC to provide a credit guarantee of up to RMB10 million (approximately $1,404,692) for the loan that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang began drawing funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB9.7 million (approximately $1,362,551) as of September 30, 2025.

The Company did not, however, accrue any liability in connection with these guarantees because the above-mentioned borrowers have been current in their loan repayment obligations and the Company has not experienced any losses from providing such guarantees. As of the date of this report, the Company has evaluated the guarantees and has concluded that the likelihood of having to make any payments under the guarantee agreements are remote because both Tanbao Technology and Zhuohang have been the Company’s long-term customers and they are currently in good financial condition and are not likely to default on the loans. In addition, the loan that Mr. Jie Xiao borrowed from Guangzhou Rural Bank is now being used by the Company for working capital. In the opinion of the management, it is not probable that the Company will incur losses caused by the guarantees within the foreseeable future. However, if the borrowers are unable to repay the loans when due, the Company may be required to pay back the loans, in which case, the Company’s business, prospects, financial condition and results of operations may be adversely affected.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025 and March 31, 2025.

Inflation

Inflation did not materially affect our business or the results of our operations.

Seasonality

Our business, which is closely related to the insurance industry, is subject to fluctuations as a result of seasonality. The first quarter of a calendar year is an important period in terms of insurance sales, and usually accounts for more than 30% of an insurance company’s annual new premiums. During the “Customer Service Festival,” usually around March to May, insurance companies tend to increase marketing expenses. Furthermore, there is usually an increase of premium sales from September to December in preparation for the next year. We tend to experience an increase in sales from September through the end of year. Therefore, our half-year results may not accurately reflect the revenue trend for the whole year.

Critical Accounting Policies and Estimates

See Note 2 to the unaudited condensed consolidated financial statements.